EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Clarient, Inc.:
We consent to the incorporation by reference in the registration statement (Nos. 333-59276, 333-63876, 333-65815, 333-120248, 333-128380, 333-113434, 333-144783, and 333-160466) on Form S-8 and (Nos. 333-67166, 333-114214, 333-129827, 333-160136) on Form S-3 of Clarient, Inc. of our report dated March 19, 2009, with respect to the consolidated balance sheet of Clarient, Inc. as of December 31, 2008, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows for the years ended December 31, 2008 and 2007, and the related financial statement schedule for the years ended December 31, 2008 and 2007, which report appears in the December 31, 2009 annual report on Form 10-K of Clarient, Inc.
Our audit report dated March 19, 2009 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and negative cash flows from operations and has working capital and net capital deficiencies. In addition, it is not probable that the Company can remain in compliance with the restrictive financial covenants in its bank credit facilities. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our audit report also refers to the Company’s change in its method of accounting for uncertainties in income taxes in 2007.
/s/ KPMG LLP
Irvine, California
March 16, 2010